UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              Philip Services Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   717906 10 1
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 717906 10 1

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /X/
                                                           (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           11,832,900

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           11,832,900

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,832,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
              //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.02%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. 717906 10 1

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/
                                                            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC,AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           11,832,900

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           11,832,900

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,832,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
              //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.02%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 717906 10 1

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /X/
                                                            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           11,832,900

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           11,832,900

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,832,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
              //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.02%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to the common shares, no par value (the "Shares"), of Philip Services Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 100 King Street West, Hamilton, Ontario L8N 4J6.


Item 2.  Identity and Background

     The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Riverdale is the general partner of High River and is 100 percent owned by Carl C. Icahn.

     High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

     The name, citizenship, present principal occupation or employment and business address of each member of Riverdale is set forth in Schedule A attached hereto.

     Carl C. Icahn is the sole member of Riverdale and owns 100% of the interests therein. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

     Neither High River, Riverdale, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 11,832,900 Shares purchased by the Registrants was $54,103,782.97 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 4.  Purpose of Transaction

     The Registrants have acquired the Shares of the Issuer for investment purposes. In that connection, the Registrants would hope to have their representative meet with management of the Issuer from time to time to learn about the affairs of the Issuer. Depending on market conditions and other factors, the Registrants may acquire additional Shares of the Issuer as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Registrants also reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.   Interest in Securities of the Issuer

     (a) As of the close of business on June 15, 1998, Registrants may be deemed to beneficially own, in the aggregate, 11,832,900 Shares, representing approximately 9.02% of the Issuer's outstanding Shares (based upon the 131,146,196 Shares stated to be outstanding as of May 11, 1998 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on May 18, 1998).

     (b) High River has sole voting power and sole dispositive power with regard to 11,832,900 Shares. Riverdale has shared voting power and shared dispositive power with regard to 11,832,900 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 11,832,900 Shares.

     Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market.


                                            NO. OF SHARES              PRICE
     NAME                  DATE             PURCHASED                  PER SHARE

     High River            5/7/98           100,000                    $6.3750

     High River            5/15/98          315,000                    $5.4048

     High River            5/18/98          425,500                    $5.6028

     High River            5/20/98          811,700                    $5.3757

     High River            5/20/98          574,000                    $5.4077

     High River            5/21/98          475,000                    $5.5013

     High River            5/22/98          150,000                    $5.4229

     High River            5/26/98          299,000                    $5.4273

     High River            5/27/98           50,000                    $5.3125

     High River            6/1/98           150,000                    $3.7500

     High River            6/2/98           575,000                    $3.5905

     High River            6/2/98           575,000                    $3.5905

     High River            6/3/98           776,250                    $4.3235

     High River            6/3/98           776,250                    $4.3235

     High River            6/4/98           961,000                    $4.3677

     High River            6/5/98           956,200                    $4.4587

     High River            6/8/98           500,000                    $4.2642

     High River            6/9/98           945,000                    $4.2415

     High River            6/10/98          805,000                    $4.0379

     High River            6/11/98          545,000                    $4.2752

     High River            6/12/98          510,700                    $4.3858

     High River            6/15/98          557,300                    $4.5854

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.       Material to be Filed as Exhibits

1.   Joint Filing Agreement of the Registrants

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 1998




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /S/ CARL C. ICAHN
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      /S/ CARL C. ICAHN
         Name:  Carl C. Icahn
         Title: Member




/S/ CARL C. ICAHN
CARL C. ICAHN









     [Signature Page of Schedule 13D with respect to Philip Services Corp.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


     Name, Business Address and Principal Occupation of
     Each Member of Riverdale


     The following sets forth the name, position, and principal occupation of each member of Riverdale. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE LLC


NAME                           POSITION               Principal Occupation

Carl C. Icahn                  Member                 See Item 2 herein

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Philip Services Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 15th day of June, 1998.




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /S/ CARL C. ICAHN
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      /S/ CARL C. ICAHN
         Name:  Carl C. Icahn
         Title: Member




/S/ CARL C. ICAHN
CARL C. ICAHN





            [Joint Filing Agreement for Schedule 13D with respect to
                             Philip Services Corp.]